Thomas Voekler Direct Dial: 804.823.4001 Direct Fax: 804.823.4099 tvoekler@kv-legal.com

December 15, 2020

VIA EDGAR AND FEDEX OVERNIGHT

Scott Anderegg

Lilyanna Peyser

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Smart Rx Systems, Inc.

Draft Offering Statement on Form 1-A Submitted August 12, 2020

Amendment No. 1 to Draft Offering Statement on Form 1-A Submitted August 18, 2020

Amendment No. 2 to Draft Offering Statement on Form 1-A Submitted October 15, 2020

Amendment No. 3 to Draft Offering Statement on Form 1-A Submitted November 27, 2020

CIK No. 0001672227

Dear Mr. Anderegg and Ms. Peyser:

This letter is submitted on behalf of Smart Rx Systems, Inc., a Florida corporation (the “Issuer”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter (the “Comment Letter”) dated September 4, 2020 with respect to the Issuer’s Draft Offering Statement on Form 1-A filed with the Commission on August 12, 2020, as amended by Amendment No. 1 to the Draft Offering Statement filed with the Commission on August 18, by Amendment No. 2 to the Draft Offering Statement filed with the Commission on October 15, 2020 and by Amendment No. 3 to the Draft Offering Statement filed with the Commission on November 27, 2020 (the “Offering Statement”). This letter is being submitted contemporaneously with the filing of the Third Amendment of the Offering Statement (the “Fourth Amendment”) containing changes made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Offering Statement. Certain capitalized terms set forth in this letter are used as defined in the first amendment to the Offering Statement.

For ease of reference, each Staff comment contained in the Comment Letter is reprinted below in bold, numbered to correspond with the paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Issuer.

1401 E. Cary St. | Richmond, VA 23219 | Phone: 804.823.4000

P.O. Box 2470 | Richmond, VA 23218-2470

www.kv-legal.com

Mr. Scott Anderegg

Ms. Lilyanna Peyser

U.S. Securities and Exchange Commission

December 15, 2020

For the Staff’s ease of review, we have also provided two clean copies of the Second Amendment to the Draft Offering Statement, along with two redlines marked against the Second Amendment of the Draft Offering Statement. All page references within the Issuer’s responses are to pages of the clean copy of the Second Amendment to the Draft Offering Statement.

Amendment No. 4 to Draft Offering Statement on Form 1-A Submitted November 27, 2020 Remuneration of Executive Officers and Directors of Our Company, page 44

1.	We note your written response to our prior comment 2. We also note that you have filed as exhibit 6.1 the employment agreement of Swatantra Rohatgi. We further note that the employment agreement refers to a "Deferred Compensation Plan," and "Special Achievement Awards." Please revise your disclosure to describe your deferred compensation plan and the special achievement awards, and file as exhibits any related agreements or plans.

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure on page 44 of the Fourth Amendment. Further, as noted in the revised disclosure, the Company does not have a document pertaining to the deferred compensation plan.

Financial Statements, page F-1

2.	Your interim Statements of Operations and Statements of Cash Flows should be presented with the corresponding period of the preceding fiscal year. Please revise accordingly. Refer to paragraph (b)(5) in Part F/S of Form 1-A.

Issuer’s Response: In response to the Staff’s comment, please see the revised interim financials for the periods ending June 30, 2020 and September 30, 2020, each presented with the corresponding period of the preceding fiscal year.

3.	Please provide the information required by paragraph (b)(5)(iii) in Part F/S of Form 1-A, as well as any other notes to interim financial statements needed to fairly present your interim financial statements in accordance with GAAP. Refer to ASC 270, as applicable.

Mr. Scott Anderegg

Ms. Lilyanna Peyser

U.S. Securities and Exchange Commission

December 15, 2020

Issuer’s Response: In response to the Staff’s comment, please see the revised interim financials for the nine months ended September 30, 2020, which include the required information.

The Issuer respectfully believes that the information contained herein is responsive to the Comments. Please feel free to contact me at the above number for any questions related to this letter. We appreciate the Staff’s timely response.

Very truly yours, /s/ Thomas Voekler Thomas Voekler

cc:	Santu Rohatgi (via electronic mail)

Mikie Scillia (via electronic mail)

Rajiv Radia (via electronic mail)